Exhibit 12.1

The AES Corporation and Subsidiaries

Statement Re: Calculation of Ratio of Earnings to Fixed Charges
(In millions, unaudited)

	2002	2003	2004	2005	2006	2007
	(restated)	(restated)	(restated)	(restated)
Actual:
Computation of Earnings:
Income from continuing operations before income taxes	$(1,619)	$500	$537	$885	$469	$1,083
Adjustment for undistributed equity earnings, net of distributions	248	(54)	(34)	(39)	(53)	(42)
Depreciation of previously capitalized interest	12	16	17	18	18	14
Fixed charges	1,955	2,052	1,915	1,916	1,874	1,364
Less:
Capitalized interest	(233)	(110)	(36)	(28)	(49)	(37)
Preference security dividend of consolidated subsidiary	(4)	(5)	(6)	(5)	(5)	(3)
Minority interest in pre-tax income of subsidiary that has not incurred fixed charges	—	—	—	—	—	—
Earnings	$359	$2,399	$2,393	$2,747	$2,254	$2,379
Computation of Fixed Charges:	37
Interest expensed and amortization of issuance costs	$1,658	$1,878	$1,813	$1,823	$1,760	$1,279
Capitalized interest	233	110	36	28	49	37
Preference security dividend of consolidated subsidiary	4	5	6	5	5	3
Interest expense included in rental expense	60	60	60	60	60	45
Fixed Charges	$1,955	$2,053	$1,915	$1,916	$1,874	$1,364
Ratio of earnings to fixed charges	0.18	1.17	1.25	1.43	1.20	1.74